UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Arbe Robotics Ltd.

(Name of Issuer)

Ordinary Shares, no par value, Par Value NIS 0.000216 per Share

(Title of Class of Securities)

M1R95N100

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	M1R95N100
1.	Names of Reporting Persons iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,981,089
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,981,089
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,981,089
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.43%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 Pages

CUSIP No.	M1R95N100
1.	Names of Reporting Persons iAngels Crowd Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,981,089
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,981,089
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,981,089
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.43%
12.	Type of Reporting Person (See Instructions) CO

Page 3 of 10 Pages

CUSIP No.	M1R95N100
1.	Names of Reporting Persons Mor Assia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,981,089
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,981,089
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,981,089
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.43%
14.	Type of Reporting Person (See Instructions) IN

Page 4 of 10 Pages

CUSIP No.	M1R95N100
1.	Names of Reporting Persons Shelly Hod Moyal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,981,089
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,981,089
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,981,089
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.43%
14.	Type of Reporting Person (See Instructions) IN

Page 5 of 10 Pages

CUSIP No.	M1R95N100
1.	Names of Reporting Persons David Assia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,981,089
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,981,089
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,981,089
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.43%
14.	Type of Reporting Person (See Instructions) IN

Page 6 of 10 Pages

Item 1(a)	Name of Issuer

Arbe Robotics Ltd. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment (“iAngels Technologies”), Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.

2.	iAngels Crowd Ltd. (“iAngels Crowd”), c/o iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.

3.	Mor Assia, c/o iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.

4.	Shelly Hod Moyal, c/o iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.

5.	David Assia, c/o iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship

iAngels Technologies is a Delaware limited partnership; iAngels Crowd is an Israeli company; each of Mor Assia and David Assia is an Israeli citizen; and Shelly Hod Moyal is an United States citizen and an Israel citizen.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.000216 per share (“Ordinary Shares”)

Item 2(e)	CUSIP Number

M1R95N100

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment

(a)	Amount beneficially owned: 4,981,089 Ordinary Shares.

All share percentage calculations are based on 77,503,920 Ordinary Shares outstanding as of July 10, 2023, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on July 19, 2023.

Page 7 of 10 Pages

(b)	Percent of Class: 6.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,981,089 Ordinary Shares.
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,981,089 Ordinary Shares.

iAngels Crowd Ltd.

(a)
Amount beneficially owned:  4,981,089 Ordinary Shares. iAngels Crowd is the sole general partner of iAngels Technologies. By virtue of such relationship, iAngels Crowd has the power to direct iAngels Technologies vote and dispose of these shares and may be deemed to share voting and investment power with respect to the of Ordinary Shares of the Issuer held by iAngels Technologies.

All share percentage calculations are based on 77,503,920 Ordinary Shares outstanding as of July 10, 2023, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on July 19, 2023.

(b)	Percent of Class: 6.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,981,089 Ordinary Shares
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,981,089 Ordinary Shares

Mor Assia

(a)
Amount beneficially owned: 4,981,089 Ordinary Shares. Mor Assia is a member of the Investment Committee of iAngels Crowd, the general partner of iAngels Technologies. By virtue of such relationships, Mor Assia may be deemed to share voting and investment power with respect to the Ordinary Shares of the Issuer held by iAngels Technologies. Mor Assia disclaims beneficial ownership of the Ordinary Shares of the Issuer held by iAngels Technologies and iAngels Crowd, except to the extent of her pecuniary interest therein, if any.

All share percentage calculations are based on 77,503,920 Ordinary Shares outstanding as of July 10, 2023, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on July 19, 2023.

(b)	Percent of Class: 6.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,981,089 Ordinary Shares.
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,981,089 Ordinary Shares.

Shelly Hod Moyal

(a)
Amount beneficially owned: 4,981,089 Ordinary Shares. Shelly Hod Moyal is a member of the Investment Committee of iAngels Crowd, the general partner of iAngels Technologies. By virtue of such relationships, Shelly Hod Moyal may be deemed to share voting and investment power with respect to the Ordinary Shares of the Issuer held by iAngels Technologies. Shelly Hod Moyal disclaims beneficial ownership of the Ordinary Shares of the Issuer held by iAngels Technologies and iAngels Crowd, except to the extent of her pecuniary interest therein, if any.

All share percentage calculations are based on 77,503,920 Ordinary Shares outstanding as of July 10, 2023, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on July 19, 2023.

Page 8 of 10 Pages

(b)	Percent of Class: 6.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,981,089 Ordinary Shares.
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,981,089 Ordinary Shares.

David Assia

(a)
Amount beneficially owned: 4,981,089 Ordinary Shares. David Assia is a member of the Investment Committee of iAngels Crowd, the general partner of iAngels Technologies. By virtue of such relationships, David Assia may be deemed to share voting and investment power with respect to the Ordinary Shares of the Issuer held by iAngels Technologies. David Assia disclaims beneficial ownership of the Ordinary Shares of the Issuer held by iAngels Technologies and iAngels Crowd, except to the extent of his pecuniary interest therein, if any.

All share percentage calculations are based on 77,503,920 Ordinary Shares outstanding as of July 10, 2023, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on July 19, 2023.

(b)	Percent of Class: 6.43%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,981,089 Ordinary Shares.
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,981,089 Ordinary Shares.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

IANGELS TECHNOLOGIES LP – SERIES ARBE ROBOTICS LTD. ADVANCED INVESTMENT BY: IANGELS CROWD LTD., ITS GENERAL PARTNER

By:	/S/ SHELLY HOD MOYAL
Shelly Hod Moyal CEO

IANGELS CROWD LTD.

By:	/S/ SHELLY HOD MOYAL
Shelly Hod Moyal CEO

MOR ASSIA

By:	/S/ MOR ASSIA

SHELLY HOD MOYAL

By:	/S/ SHELLY HOD MOYAL

DAVID ASSIA

By:	/S/ DAVID ASSIA

Page 10 of 10 Pages